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SEC FILE NUMBER
8-67068

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lynx Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Parson Brown Ct.
(No. and Street)

Moraga	CA	94556
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Theodore J. Deutz	925 388-0462	tjdeutz@lynxcapitalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore J. Deutz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lynx Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Principal/President

Notary Public

SEAN TEDLOCK
Notary Public - California
Contra Costa County
Commission # 2325305
My Comm. Expires Apr 19, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lynx Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Lynx Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Lynx Capital, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Lynx Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lynx Capital, LLC's management. My responsibility is to express an opinion on Lynx Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) "(PCAOB)" and am required to be independent with respect to Lynx Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Lynx Capital, LLC's financial statements. The Supplemental Information is the responsibility of the Lynx Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Lynx Capital, LLC's auditor since 2017.
Tarzana, California
January 13, 2022

Lynx Capital, LLC
Statement of Financial Condition
December 31, 2021

Assets	
Cash	$ 46,210
Commissions receivable	3,405
Prepaid expenses	11,785
Total assets	$ 61,400
Liabilities and Member's Equity	
Liabilities	
Accrued expenses	$ 11,646
Due to related party	3,350
Total liabilities	14,996
Member's Equity	46,404
Total liabilities and member's equity	$ 61,400

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues	
Fees earned	$ 195,888
Reimbursed expenses	10,292
Total Revenues	206,180
Operating Expenses	
Guaranteed payment	222,000
Commission expense	147,267
Dues and subscriptions	27,518
Email service	2,579
Insurance	2,662
Professional fees	20,598
Travel	25,897
Regulatory fees	4,286
Rent	7,200
Telephone, fax, internet	3,540
All other operating expenses	292
Total Expenses	463,839
Net Operating Income (loss) before taxes	(257,659)
Provision for taxes	800
Net Operating Income (Loss)	(258,459)
PPP loan forgiveness	58,754
Net Income (Loss)	$ (199,705)

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Balance, January 1, 2021	$ 246,109
Net income (loss)	(197,705)
Balance, December 31, 2021	$ 48,404

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

PPP loan forgiveness	$ (58,754)
Cash flows from operating activities:	
Net income (loss)	(199,705)
Adjustments to reconcile net loss to net cash provided by operating activities	
(Increase) decrease in assets:	
Commissions receivable	219,095
Prepaid expenses	25,614
Other assets	15
Increase (decrease) in liabilities:	
Accrued expenses	(26,305)
Deferred revenue	(4,812)
Net cash used by operating activities	(44,852)
Cash flows from financing activities:	
Proceeds from PPP Loans	20,832
Cash at beginning of year	70,230
Cash at end of year	$ 46,210
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for tax	$ 1,700

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Notes to Financial Statements
December 31, 2021

Note 1 – Organization and Nature of Business

Lynx Capital, LLC, formerly GP Group, LLC (the "Company"), was organized in the State of California on October 21, 2008. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in providing private placement of securities on a best effort basis and corporate finance and other investment banking advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Investment advisory services
- Private placements of securities

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2021. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3.

Note 2 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Note 2 – Significant Accounting Policies (continued)

Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees Earned (Investment Banking Fees; M&A Advisory) includes the following:

Investment Banking Fees – consist of guaranteed monthly minimum fees STAMP Medallion Signature Guarantee Program.

Placement Fee Income – Placement fee income is earned from providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue.

Income Taxes – The Company, a limited liability company, is a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800. The Company is no longer subject to examinations by major tax jurisdictions for years before 2018.

Note 3 – Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Note 4 – Related Party Transactions

The Company uses the personal residence of the principal as office space and pays $600 monthly rent to the principal in addition to $295 per month for other related expenses such as telephone, fax and internet. Total fees paid to the principal during the year was $10,740.

Note 5 – Concentration of Credit Risk

For the year ended December 31, 2021, 100% of fee income was earned from four clients.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness ($14,996) to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2021, the Company had net capital of $31,214 which was $26,214 in excess of its required net capital of $5,000. The Company's net capital ratio was .01 to 1.

On January 12, 2021, the Company discovered that its Net Capital was below the minimum amount required (SEA Rule 17a-11(b)) between January 7, 2021 to January 10, 2021 and Net Capital was less than 120% of Required Minimum Net Capital (Early Warning) (SEA Rule 17a-11(c)(3)) from January 10, 2021 to January 12, 2021. The regulators were notified on January 14, 2021.

Note 7 – Paycheck Protection Program

During 2020 and 2021, the Company was granted loans in the aggregate amount of $50,754 pursuant to the Paycheck Protection Program (PPP Loan) under the recently enacted Coronavirus Aid Relief and Economic Security Act ("CARES Act") administered by the U.S. Small Business Administration. The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration under the CARES Act. In addition, the Company was granted $8,000 EIDL loan. During 2021, all PPP loans and grants were forgiven and treated as non-taxable income.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through January 13, 2022, the date the financial statements were issued and found no reportable subsequent events.

Supplemental Information

Lynx Capital, LLC
Schedule I - Computation of Net Capital Pursuant to
Rule 15c3-1
December 31, 2021

Computation of Net Capital		
Total ownership equity (from Statement of Financial Condition)	$	46,404
Non allowable assets:		
Commissions receivable		(3,405)
Prepaid expenses		(11,785)
Net Capital	$	31,214
Computation of Net Capital Requirements		
Minimum net capital indebtedness		
6.67% of net aggregate indebtedness		26
Minimum dollar net capital required		5,000
Net Capital required (greater of above amounts)		5,000
Excess Capital	$	26,214
Net capital less greater of 10% of total aggregate indebtedness or 120% of mimimum net capital requirement	$	25,214
Computation of Aggregate Indebtedness		
Total liabilities (from Statement of Financial Condition)		14,996
Less: non aggregage indebtedness liability		(14,600)
Total liabilities for net capital computation		396
Ratio of indebtedness to net capital		0.01

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2021)

There are no material differences noted in the Company's net capital computation at December 31, 2021

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Schedule II – Determination of Reserve Requirements
Pursuant to Rule 15c3-3 (e)
As of December 31, 2021

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Lynx Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 (b)
As of December 31, 2021

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Lynx Capital, LLC
Moraga, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Lynx Capital, LLC, stated that Lynx Capital, LLC's, business activities are limited to providing private placements of securities on a best efforts basis only and corporate finance and other investment banking advisory services, and that it has not held customer funds or securities and that Lynx Capital, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Lynx Capital, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. Lynx Capital, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Lynx Capital, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 13, 2022

L | LYNX
CAPITAL

January 11, 2022

Lynx Capital, LLC Exemption Report

I as member of the management of (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2021. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placements of securities on a best efforts basis only and corporate finance and other investment banking advisory services.

The Company has maintained compliance with the above throughout the year ended December 31, 2021, without exception.

Lynx Capital, LLC

Theodore J. Deutz
President

Lynx Capital, LLC
55 Parson Brown Ct., Moraga, CA 94556
(925) 388-0462